

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

via facsimile and U.S. mail
Mr. A. Cameron Richardson
P.O. Box 3711 Station Terminal
349 West Georgia Street
Vancouver, British Columbia
Canada, V6B 3Z1

June 20, 2007

Re: **Aurora Metals (BVI) Limited**
        Form 20-F for fiscal year ended December 31, 2005
        Filed July 17, 2006
        File No. 0-30816

Dear Mr. Richardson:

We have completed our review of Aurora Metals (BVI) Limited's 2005 Form 20-F and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief